Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.

The integration planning has begun

The planning of the integration between Hydro’s oil and gas activities and Statoil has kicked off with the appointment of an Integration Planning Team with representatives from both Hydro and Statoil and the establishment of an overall timeline for the preparations that begin this week.

The corporate executive committee of the new company met in Oslo recently. From left: Peter Mellbye, Rune Bjørnson, Tore Torvund, Jon Arnt Jacobsen, Hilde Merete Aasheim , Helge Lund, Margareth Øvrum, Morten Ruud and Eldar Sætre.

A work group of employee and management representatives of both companies is established to develop a model for cooperation to ensure a joint approach and communication related to key issues throughout the integration planning process.

“By combining Hydro’s and Statoil’s technological skills and operational capabilities, we will create a strong company well positioned for international growth," says Helge Lund, head of the Integration Planning Committee (IPC), which will form the top management of the new company with Mr Lund as president and chief executive officer upon completion of the merger. The Integration Planning Team will report to IPC during the integration period.

“An integration process is always challenging but with a strong integration planning team in place and well-established relations with the employee representatives, I believe we have the prerequisite for a timely and professional process according to the decided timeline,” Mr Lund adds.

Mr Lund underlined the importance of continued focus on safe and efficient operations and of operating as two separate companies until the merger is complete.

The merger of Statoil and Hydro’s oil and gas activities consists of two major work streams: integration planning and transaction fulfilment. Helge Lund, president and chief executive officer of Statoil, and Eivind Reiten, president and CEO of Hydro, are responsible for ensuring that the merger is executed in line with the agreement between the boards of directors of the two companies.

The integration planning process
The integration planning will be led by Hilde Merete Aasheim. She will work full time on leading the Integration Planning Team and will, as of today, leave her position as Hydro executive vice president in charge of Leadership and Culture. The Integration Planning Team’s main responsibilities are to orchestrate and monitor the various work streams in the areas of organisational design, management system and structure, leadership selection and staffing, labour-representative involvement, legal compliance and internal communication related to the integration planning process. In leading the team, Ms Aasheim will be supported by Anne Therese Hestenes from Statoil, who will focus on the overall orchestration of the integration planning activities.

Leaders appointed to head business areas and functional areas in the new company will lead the planning of an optimal organisation ready to operate immediately following the transaction period. Dedicated resources from each company will support the planning processes, which will be executed in line with the principles and timelines defined by the IPC.

Those parts of the two organisations not directly affected by the integration will be excluded from the work processes mentioned above. This includes all personnel in permanent positions except management positions at all offshore and onshore plants (offshore platforms, onshore plants, bases and terminals) of both companies as well as the country organisations in the energy and retail business cluster, except for Sweden. Implications for management positions will be defined shortly. These units will concentrate on maintaining focus on safe and efficient operations in the demanding integration planning period. All ongoing improvement activities in these units will continue and further improvement opportunities enabled by the merger will be addressed when the new company is established and operating.

The transaction process
The transaction process, which includes fulfilment of the conditions of the merger agreement such as approval by shareholders and authorities, will on behalf of Statoil be headed by Eldar Sætre, chief financial officer of Statoil, and on behalf of Hydro be headed by John Ove Ottestad, chief financial officer of Hydro.

An open process
“Guiding principles for the Integration Planning Team will be openness, timeliness, involvement and dialogue,” says Ms Aasheim. “I can’t promise our employees answers exactly when they want them, but I can assure you that we’ll provide relevant information throughout all phases of the process.”

“This is a growth-driven merger that will create exciting opportunities for employees in both organisations. We expect personnel reductions in overlapping functions to be limited and handled through internal re-organisation and natural turnover. We’re off to a good start with a positive atmosphere in both organisations,” says Ms Aasheim.

In establishing an efficient organisation, equal opportunities for employees in both companies will be emphasised.

The merger is expected to be completed during the third quarter of 2007. Between now and merger completion, the Integration Planning Team will concentrate on the following tasks according to three phases in an overall timeline (all indications of timing are subject to further planning):

Phase 1: January - March
The first phase of the integration planning process will focus on design of the overall organisation, including the corporate centre and the new company’s management system. Appointment of managers reporting to the corporate executive cmmittee (CEC) as well as leaders of key corporate functions will take place. Some corporate staff leadership positions will be appointed earlier than the remaining leadership positions. Detailed principles for recruiting and staffing in the different business areas and staff functions will also be developed in this phase. The process to notify the EU Merger Task Force of the merger and processes towards other relevant authorities will start during this period.

During March, meetings of the boards of directors of Statoil and Hydro will be held to approve the merger plan.

Phase 2: March - July
The next organisational levels will be designed together with the next management level appointments.

In parallel, the EU Merger notification process will continue. The government will submit a proposal to the Norwegian parliament for a mandate in respect of the proposed merger.

Extraordinary general meetings in Hydro and Statoil will be held to approve the merger plan.

Phase 3: July - October
Before the formal integration phase comes to an end, a detailed dimensioning of the organisational units will take place together with more employee appointments. This phase also includes preparing for final staffing as well as planning of a successful launch of the new company.

More detailed information about timing for the various decisions will be provided as soon as possible.

“We will prioritise an extensive communication programme and dedicated communication resources will support the Integration Planning Team," says Ms Aasheim. "Information will be published regularly, at intervals to be determined shortly.”
A dedicated intranet site, available to employees in both companies, is being established for integration planning information.

New name and logo
As agreed by the boards of directors of Statoil and Hydro, the new company will have a new name and logo. The merger agreement states that the new company may continue to use the Statoil name for the retail business if considered appropriate.

The process to develop a new name, logo and visual identity of the new company has been initiated by the heads of corporate communication of Hydro and Statoil. The new name must be approved by the boards of both companies and will be ready in time for the extraordinary general meetings in June/July.